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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement that it has discovered a large oilfield with geological oil reserves reaching 1,020 million tonnes at the Jidong Nanpu Oilfield.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -    the scale, quality and efficiency of the Jidong Nanpu Oilfield.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                     [LOGO]

                           PETROCHINA COMPANY LIMITED

                              (Chinese characters)

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (Stock code: 857)

                                  ANNOUNCEMENT

PetroChina Company Limited (the "Company") announces today that it has discovered a large oilfield with geological oil reserves reaching 1,020 million tonnes at the region of Jidong tidal and shallow water areas of Bohai Bay - Jidong Nanpu Oilfield. The Company has confirmed in principle through drilling the three-level geological reserves of oil and gas (or oil and gas equivalent) of 1,020 million tonnes, including proved reserves of original oil in place of 405,070,000 tonnes, probable reserves of 298,340,000 tonnes, possible reserves of 202,170,000 tonnes and proved original natural gas in place (soluble gas) of 140,100 million cubic meters (amounting to 111,630,000 tonnes of oil equivalent). The crude oil quality in Jidong Nanpu Oilfield is good. The Company is applying for assessment of the Jidong Nanpu Oilfield reserves by the relevant PRC government organizations.

This announcement is made pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on The Hong Kong Stock Exchange Limited.

PetroChina Company Limited (the "Company") announces today that it has discovered a large oilfield with geological oil reserves reaching 1,020 million tonnes at the region of Jidong tidal and shallow water areas of Bohai Bay - Jidong Nanpu Oilfield.

The newly discovered Jidong Nanpu Oilfield is situated in Tangshan, Hebei Province (Caofeidian Harbour region), which is within the exploration and development territory of PetroChina Jidong Oilfield Company. Jidong Nanpu Oilfield has a total of four oil-bearing geological structures. The Company has confirmed in principle through drilling, the three-level geological reserves of oil and gas (or oil and gas equivalent) are 1,020 million tonnes, including proved reserves of original oil in place of 405,070,000 tonnes, probable reserves of 298,340,000

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tonnes, possible reserves of 202,170,000 tonnes and proved reserves of original natural gas in place (soluble gas) of 140,100 million cubic meters (amounting to 111,630,000 tonnes of oil equivalent).

The Company believes the Jidong Nanpu Oilfield is a bulk, quality and efficient oilfield. It has a large-scale reserve and thick oil-bearing layers. The average thickness of an oil-bearing layer per well is between 80 meters and 100 meters. The single well yield and reserve richness is high. Production testing results show that the daily output of each vertical well is between 80 and 100 tonnes and for each horizontal well is between 200 and 500 tonnes. The oilfield reserve richness level reaches 5.07 million tonnes per square kilometer. In addition, Jidong Nanpu Oilfield has characteristics such as good physical property of the oil-bearing layer, quality oil product, well-performed testing production, and the burring depth of the key object layers is between 1,800 and 2,800 meters.

The Company is applying for assessment of the Jidong Nanpu Oilfield reserves by the relevant PRC government organizations. We will disclose relevant material developments of this project on a timely basis.

                                                       By order of the Board of
                                                      PetroChina Company Limited
                                                               Li Huaiqi
                                                        Secretary to the Board

Beijing, the PRC
3 May 2007

As at the date of this announcement, our Chairman is Mr. Chen Geng; our Vice Chairman is Mr. Jiang Jiemin; our Executive Director is Mr. Duan Wende; our Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and our independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: May 4, 2007                      By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary